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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 1)

                            ------------------------

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                         PLENUM PUBLISHING CORPORATION

                           (Name of Subject Company)

                         PLENUM PUBLISHING CORPORATION

                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE

                         (Title of Class of Securities)

                                   729093104

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                                 MARTIN E. TASH
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         PLENUM PUBLISHING CORPORATION
                               233 SPRING STREET
                            NEW YORK, NEW YORK 10013
                                 (212) 620-8000

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) Filing Statement)

                         ------------------------------

                                WITH A COPY TO:

                             BERNARD BRESSLER, ESQ.
                          BRESSLER, AMERY & ROSS, P.C.
                                17 STATE STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 425-9300

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    This Amendment No. 1 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 filed with the Securities and Exchange Commission on June 16, 1998 by Plenum Publishing Corporation (the "Company"), a Delaware corporation, relating to the tender offer by PPC Acquisition Corp. ("Purchaser"), a Delaware corporation and wholly-owned subsidiary of Kluwer Boston, Inc. ("Parent"), a Massachusetts corporation, for all of the outstanding shares of common stock, par value $.10 per share, of the Company.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    Item 4(b) is hereby amended as follows:

    The eighth and ninth paragraphs are deleted in their entirety and replaced with the following:

        From May 29 through June 3, 1998, Salomon Smith Barney, the Company and the Company's legal counsel met to evaluate the responses received from the potential purchasers. After such discussions, the Company concluded that the proposal submitted by Wolters Kluwer U.S. on behalf of Parent (the "Wolters Kluwer Proposal") appeared to be the most favorable to the Company and its stockholders, both as to price and other terms, and authorized Salomon Smith Barney to begin negotiations with Parent and its financial advisors on several issues. The Wolters Kluwer Proposal provided for a tender offer price of $72.00 per share and a Termination Fee (as defined in the Merger Agreement) of $12,500,000 (in contrast to the $5,000,000 Termination Fee offered by the Company) which would be payable by the Company under the circumstances provided in the Merger Agreement, including the occurrence of certain events on or before June 30, 1999 (in contrast to December 31, 1998 offered by the Company). The Wolters Kluwer Proposal also included a requirement that the Company execute a Stock Option Agreement granting Parent the option to purchase 19.9% of the outstanding shares of common stock of the Company.

        On June 3, 1998, Salomon Smith Barney discussed the Wolters Kluwer Proposal with Parent's financial advisor. After these discussions, Parent agreed to increase the tender offer price to $73.50 per share and to a Termination Fee of $7,500,000, which fee would be triggered by, among other circumstances set forth in the Merger Agreement, the occurrence of certain events on or before March 31, 1999. On the evening of June 3, 1998, the Company and the Company's legal counsel discussed the merits of the amended Wolters Kluwer Proposal. At the conclusion of this discussion, the Company determined to enter into exclusive negotiations with Parent through their respective financial and legal advisors. On June 4, 1998, the Company's legal counsel and legal counsel for Parent negotiated provisions of the Merger Agreement and Stock Option Agreement and agreement was reached on all substantive matters subject to final approval and completion of legal documentation. On that date the parties executed an Exclusivity Agreement pursuant to which Parent agreed to keep its offer open until June 24, 1998, and in exchange the Company agreed to deal only with Parent.

    The fourteenth paragraph is deleted in its entirety and replaced with the following:

        In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Company Board considered a number of factors. The material factors considered by the Board were:

           1. The presentations and views expressed by management of the Company (at the meeting of the Company Board held on June 10, 1998, and at previous meetings of the Company Board) regarding, among other things:
       (a) the financial condition, results of operations, cash flows, business and prospects of the Company, which led to the belief that the prospects for internal growth of the Company and increased stockholder value if the Company remained independent were limited because of the unavailability of sources of such growth which the Company could afford without undue risk; (b) the absence of affordable strategic alternatives such as acquisitions

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       and new products; (c) the fact that in view of the discussions held with various parties, as well as the Auction Process conducted, it appeared to be unlikely that any other party would propose an acquisition or strategic business combination that would be more favorable to the Company and its stockholders than the Offer and the Merger; and (d) the recommendation of the Merger by the management of the Company and the willingness of certain officers of the Company to enter into binding commitments to sell the stock owned by them.

           2. The opinion of Salomon Smith Barney, expressed orally at the June 10, 1998 Board meeting (and subsequently confirmed in writing), to the effect that, as of June 10, 1998, the consideration to be received by the Company's stockholders pursuant to the Merger Agreement is fair, from a financial point of view, to the Company's stockholders. The full text of the opinion of Salomon Smith Barney, dated June 10, 1998, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Salomon Smith Barney, is attached hereto as EXHIBIT
       12. Stockholders are urged to read the opinion of Salomon Smith Barney carefully in its entirety for information concerning the assumptions made, matters considered and the limits of the review undertaken by Salomon Smith Barney.

           3. The historical market prices, the recent limited trading activity of the Shares and the fact that the Offer Price represents a premium of approximately 58% over the reported closing price of the Shares on the National Association of Securities Dealers Automatic Quotation system on the last full trading day preceding the public announcement of the retention of Salomon Smith Barney.

           4. The results of the inquiries made by the Company's management and financial advisor in the Auction Process regarding a possible sale of the Company and the public nature of the Auction Process itself, which demonstrated that the transaction involving the Offer and the Merger would be the most favorable which the Company and its stockholders could obtain.

           5. The arms-length negotiations between the Company and the Parent leading to the belief of the Company Board that $73.50 per Share represents the highest price per Share that could be negotiated with Parent.

           6. The fact that the Offer and the Merger provide for a prompt all-cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time.

           7. Other provisions of the Offer and the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations, and the limited ability of Parent and the Purchaser to terminate the Wolters Kluwer Proposal or the Merger Agreement.

           8. The ability of the Company to withdraw from the Merger Agreement if an appropriate Superior Proposal is received.

           9. The business reputation and capabilities of Parent and its management and Parent's financial strength, including its warranted ability to fund the offer.

    A new paragraph is added as the second to last paragraph which provides as follows:

        The Board found that each of the foregoing factors supported its decision to approve the transaction involving the Offer and the Merger as fair to the stockholders of the Company.

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                PLENUM PUBLISHING CORPORATION

                                By:              /s/ MARTIN E. TASH
                                     -----------------------------------------
                                                Name: Martin E. Tash
                                        Title: PRESIDENT AND CHIEF EXECUTIVE
                                                      OFFICER
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DATED: July 10, 1998

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